UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 16d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, BC, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated April 19, 2012

99.2	News Release dated April 18, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Tower Hill Mines Ltd.
(Registrant)

Date: April 19, 2012	By:	/s/ James Komadina
James Komadina
	Title:	CEO